September 5, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: David Gessert

Re:	Upexi, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed August 29, 2025 File No. 333-289465

To Whom It May Concern:

Upexi, Inc. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 5, 2025 regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on August 29, 2025 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1 Prospectus Summary

The Custodian, page 8

1. Please refer to the revisions you made in response to prior comment 5. We note your disclosure that you and your Custodians maintain insurance policies in the event of a loss of your SOL. In addition, we note your disclosure that you have two qualified Custodians and are in the process of onboarding a third. Please revise to identify the Custodians with which you have entered into agreements and disclose any limits on the insurance policies that they maintain and state whether they are adequate to fully cover a loss of your SOL.

We have revised the Prospectus Summary to include the following disclosure in response to Comment 1:

The Custodian

The Custodian is responsible for safekeeping all of the SOL owned by the Company. We maintain multiple Custodians to reduce the risk of a single failure and we plan to expand to additional custodians as our Treasury grows. The Custodian accounts are all opened by the Company, this segregates our assets into an individual custodian account owned by the Company and access is monitored and controlled by the Company. Our Asset Management Company is given access to the Custodian accounts with established controls to ensure transactions require consensus of a minimum of two individuals when assets are being transferred between wallets and additional controls if an asset of the Treasury is moved out of the Custodians control. The assets go through the Custodians Trust Company, which maintains its own insurance and is regulated by their respective state where the trust is incorporated in. Our primary custodian is currently the BitGo Trust Company, Inc. a South Dakota corporation (“BitGo”) and is regulated by the state of South Dakota. BitGo maintains a $250,000,000 policy against loss, theft and misuse. Currently we have approximately $253,000,000 of treasury value at Bitgo, based on the SOL price of $202.51 per token. Our second custodian is Coinbase Inc., a subsidiary of Coinbase Global, Inc. a Delaware corporation, which is primarily used for the acquisition of digital assets and has an insurance policy for any cash held in the account of $250,000. We currently have less than $250,000 of cash held at Coinbase and less than $6,000,000 in SOL value, based on the SOL price of $202.51 per token. At the current price of SOL as of the date of this prospectus, these policies are not adequate to fully cover the full loss of our SOL.

Solana, as with all digital assets, can be highly volatile. Management reviews the account balances and the total value held with a custodians to allocate the Company’s holdings between multiple accounts and custodians to mitigate risk. We do not use self-storage for any of the SOL treasury assets.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel Peter Campitiello at pcampitiello@lucbro.com or by telephone at (732) 395-4517 or Andrew Norstrud, our CFO at andrew@upexi.com.

Very truly yours,

UPEXI, INC.

By:	/s/ Allan Marshall
Name:	Allan Marshall
Title:	Chief Executive Officer

cc:	Peter Campitiello, Esq.